

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 6, 2007

Valerio Cavallo
Chief Financial Officer
Telecom Argentina S.A.
Alicia Moreau de Justo 50
(C1107AAB)-Buenos Aires, Argentina

      Re: **Telecom Argentina S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed June 22, 2007

              File No. 1-13464

Dear Mr. Cavallo:

      We have completed our review of your Form 20-F do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director